Exhibit 99.1

IsoEnergy Releases 2025 Sustainability Report Demonstrating Commitment to Responsible Growth

TORONTO, July 13, 2026 /CNW/ - IsoEnergy Ltd. ("IsoEnergy", or the "Company") (NYSE American: ISOU) (TSX: ISO) is pleased to announce the release of its Sustainability Report for the year ended December 31, 2025 (the "Report"). The Report highlights the Company's continued progress in integrating environmental stewardship, Indigenous and community partnerships, workforce development, and strong governance practices across its growing uranium portfolio in Canada, the U.S. and Australia. As IsoEnergy advances from exploration toward potential production and expands its operational footprint, the Report demonstrates the Company's commitment to responsible growth and long-term value creation. The full report is available at https://www.isoenergy.ca/sustainability/.

Highlights

•	Environmental stewardship and operational excellence :
•	Recorded zero reportable environmental incidents across all projects.
•	Completed a two-year baseline water quality and hydrology program at the Company's Larocque East Project, providing critical environmental data to support future assessment, permitting, and project advancement.
•	Continued environmental monitoring, mitigation, reclamation, and restoration activities across exploration projects.
•	Enhanced water management infrastructure at the Company's Tony M Mine through the installation of remote monitoring systems, improving operational reliability and environmental oversight.
•	Creating shared value through Indigenous partnerships and community engagement:
•	Directed 46% of the Company's Canadian exploration spending to Indigenous companies and contractors.
•	Achieved Indigenous project site workforce participation rates of 78% in Quebec and 33% in Saskatchewan.
•	Indigenous procurement represented 75% of the Company's exploration spend in Quebec and 42% in Saskatchewan.
•	Supported the historic Starsailor rocket launch at the Matoush Project in partnership with Space Concordia and the Cree Nation of Mistissini.
•	Invested in education, training, and community initiatives, including high school tours at the Tony M Mine, a mineral exploration scholarship with Northlands College, and sponsorship of community events in Saskatchewan and Quebec.
•	Strengthening governance and organizational capacity:
•	Commenced trading on the NYSE American, marking a significant milestone in the Company's growth and commitment to enhanced governance, disclosure, and accountability standards.
•	Expanded the leadership team through the appointment of a Vice President, Strategy and Commercial, and a Director, External Relations, supporting strategic growth, capital allocation, Indigenous relations, stakeholder engagement, and business execution.
•	Maintained a strong focus on cybersecurity, enterprise risk management, financial oversight, and regulatory compliance across the organization.

Philip Williams, CEO and Director of IsoEnergy, commented, "As IsoEnergy continues to grow and advance a diversified portfolio of uranium projects across North America and Australia, maintaining high standards of environmental stewardship, community relationships, and corporate governance remains fundamental to our success. During 2025, we strengthened our environmental programs, expanded partnerships with Indigenous communities, increased local employment and procurement opportunities, and enhanced our leadership team and governance framework. The commencement of trading on the NYSE American marked an important milestone in our evolution, reflecting the scale of our ambitions and our commitment to transparency, accountability, and operational excellence. As demand for secure, low-carbon nuclear energy continues to increase, we remain focused on advancing our projects responsibly and creating lasting value for rights holders, communities, partners, and shareholders."

About IsoEnergy Ltd.

IsoEnergy (NYSE American: ISOU; TSX: ISO) is a leading, globally diversified uranium company with substantial current and historical mineral resources in top uranium mining jurisdictions of Canada, the U.S. and Australia at varying stages of development, providing near-, medium- and long-term leverage to rising uranium prices. IsoEnergy is currently advancing its Larocque East project in Canada's Athabasca basin, which is home to the Hurricane deposit, boasting the world's highest-grade indicated uranium mineral resource.

IsoEnergy also holds a portfolio of permitted past-producing, conventional uranium and vanadium mines in Utah with a toll milling arrangement in place with Energy Fuels. These mines are currently on standby, ready for rapid restart as market conditions permit, positioning IsoEnergy as a near-term uranium producer.

X: @IsoEnergyLtd
www.isoenergy.ca

Cautionary Statement Regarding Forward-Looking Information

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of U.S. securities laws (collectively, "forward-looking statements"). Generally, forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". These forward-looking statements may relate to the Company's growth and development strategy; IsoEnergy's sustainability approach; potential production at the Company's projects; and any other activities, events or developments that the Company expects or anticipates will or may occur in the future.

Forward-looking statements are necessarily based upon a number of assumptions that, while considered reasonable by management at the time, are inherently subject to business, market and economic risks, uncertainties and contingencies that may cause actual results, performance or achievements to be materially different from those expressed or implied by forward-looking statements. Such assumptions include, but are not limited to, assumptions that the results of planned ESG activities are as anticipated; the price of uranium; that general business and economic conditions will not change in a materially adverse manner; that financing will be available if and when needed and on reasonable terms; and that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Company's planned activities will be available on reasonable terms and in a timely manner. Although IsoEnergy has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Such statements represent the current views of IsoEnergy with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by IsoEnergy, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Risks and uncertainties include, but are not limited to the following: negative operating cash flow and dependence on third party financing; uncertainty of additional financing; no known mineral reserves; aboriginal title and consultation issues; reliance on key management and other personnel; actual results of exploration activities being different than anticipated; changes in exploration programs based upon results; availability of third party contractors; availability of equipment and supplies; failure of equipment to operate as anticipated; accidents, effects of weather and other natural phenomena; other environmental risks; changes in laws and regulations; regulatory determinations and delays; stock market conditions generally; demand, supply and pricing for uranium; other risks associated with the mineral exploration industry; and general economic and political conditions in Canada, the United States and other jurisdictions where the Company conducts business. Other factors which could materially affect such forward-looking statements are described in the risk factors in IsoEnergy's most recent annual management's discussion and analysis and annual information form and IsoEnergy's other filings with securities regulators which are available under the Company's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. IsoEnergy does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

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SOURCE IsoEnergy Ltd.

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%CIK: 0001997377

For further information: For More Information, Please Contact: Philip Williams, CEO and Director, info@isoenergy.ca, 1-833-572-2333

CO: IsoEnergy Ltd.

CNW 07:00e 13-JUL-26